Real Announces Filing of Preliminary Base Shelf Prospectus

TORONTO AND NEW YORK -- April 26, 2022 /PRNewswire -- The Real Brokerage Inc. ("Real" or the "Company") (NASDAQ: REAX), (TSXV: REAX), an international, technology-powered real estate brokerage, today announced that is has obtained a receipt for a preliminary short form base shelf prospectus (the "Shelf Prospectus") from the securities regulatory authorities in each of the provinces and territories of Canada. A corresponding registration statement on Form F-10 (the "Registration Statement") has been filed with the United States Securities and Exchange Commission (the "SEC") under the Canada/U.S. Multijurisdictional Disclosure System ("MJDS").

The Shelf Prospectus and Registration Statement (when effective) will qualify the distribution from treasury and secondary distribution of up to US$200 million of common shares, warrants, units, debt securities and subscription receipts (collectively, "Securities") or any combination thereof, during the 25-month period that the Shelf Prospectus remains effective (subject to MJDS eligibility). The specific terms of any future offering of Securities will be set forth in a prospectus supplement to the Shelf Prospectus, which will be filed with the applicable Canadian securities regulatory authorities and the SEC in connection with any such offering.

The Securities may be offered in amounts, at prices and on terms to be determined at the time of sale and, subject to applicable regulations, may include "at-the-market" transactions, public offerings or strategic investments.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

The Registration Statement has been filed with the SEC, but is not yet effective. Securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. A copy of the Shelf Prospectus can be found on the Company's SEDAR profile at www.sedar.com and a copy of the Registration Statement (once effective) can be found on EDGAR at www.sec.gov.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 44 U.S. states, the District of Columbia, and Ontario and Alberta, Canada. Real is building the future, together with more than 4,500 agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Jason Lee

Vice President, Capital Markets & Investor Relations

P: 908.280.2515

E: investors@therealbrokerage.com

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to the amount and terms of any offering of Securities under the Shelf Prospectus and Registration Statement, the effectiveness of the Registration Statement, the filing of any prospectus supplement and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.